ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

300-A S. Front Street

Kyle, Texas 78640

Telephone: 512.921.7157

Fax: 512.268.2766

March 23, 2009

VIA EDGAR and

FEDERAL EXPRESS

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street NE

Washington, D.C. 20549

Attention: Reid Hooper

RE:	Electronic Kourseware International, Inc.

Form 10-12g

File No. 000-53242

Dear Mr. Hooper:

This letter responds to the Commission staff’s comment letter dated March 2, 2009, to Electronic Kourseware International, Inc. Today we are filing Amendment No. 4 to the referenced Form 10-12g, with revisions drafted in response to your comments. Enclosed with this letter (via Federal Express) are four copies of this amendment, together with four additional copies marked to show changes from the original filings.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or person under the federal securities laws of the United States.

The following numbered response corresponds to the numbered comment in your March 2 letter. Page references in this letter are to the unmarked versions of the registration statement as filed via EDGAR.

Reid Hooper

March 23, 2009

Stock Purchase Agreement

1.

Please revise your disclosure throughout the Form 10 to clarify how Paragon was able to exercise its termination right of the Stock Purchase Agreement. You should indicate what trigger(s) occurred which gave Paragon the right to terminate the agreement. We note your disclosure on page two stating that Paragon has the right to terminate the Stock Purchase Agreement if the registration of your shares under the Securities Act of 1934 and the closing of the sale of your stock to Paragon did not take place prior to December 31, 2008, or such later date as may be agreed upon by the parties.

Response: See pages 2-3, 4, 7, 11, 26-27, and 37-38. We added an explanation of the termination rights of Paragon, and its exercise of those rights, to the Business, Risk Factors, Recent Sales of Unregistered Securities, Note 10 of the December 31 financial statements and Note 10 of the September 30, 2008 financial statements. The explanation on pages 2-3 is the most comprehensive and appears below. The explanations in the financial statement footnotes are nearly identical to the statement below.

Termination of Stock Purchase Agreement. On January 30, 2009, Paragon notified us that Paragon had terminated the proposed purchase and demanded that we repay the $75,000 advanced pursuant to the notes with interest plus a $25,000 termination fee. Paragon’s termination letter stated that it was terminating the agreement because of the Company’s “failure to satisfy on or before December 31, 20008, one or more of the conditions set forth in Section 5 of the Agreement.” Section 5 of the Agreement provides in part that Paragon may terminate the agreement if we have not satisfied the conditions to Paragon’s obligation to close, contained in Section 5, on or before December 31, 2008.

Paragon did not specify in its termination letter the specific condition which was not satisfied by December 31. We believe that we have not yet complied with the following provisions in the agreement as of the date of this Form 10/A:

•

We must file a registration statement with the SEC on Form 10 and complete the registration of our common stock under the Securities Exchange Act of 1934. This Form 10/A has been filed to complete this obligation and we are in the process of responding to SEC comments, but we have not cleared all SEC comments as of the date of this Form 10/A. From completion of the Form 10 filing until closing on the stock purchase agreement, we must make timely filings of all reports required by the Exchange Act and rules thereunder.

•

Prior to closing we must file a Form 211 with FINRA, FINRA must have completed its review, and our stock must have commenced trading on the OTC Bulletin Board. We have not filed a Form 211 with FINRA, FINRA has not completed any review and our stock has not commenced trading on the OTC Bulletin Board. We expect that the requisite Form 211 will be filed immediately after we have completed all responses to comments made by the SEC staff on our Form 10/A and any additional amendments to it, whether or not the Paragon stock purchase is completed.

•

We must provide an opinion of counsel as to the validity of the shares to be issued to Paragon, authority to enter into the stock purchase agreement, and absence of pre-emptive rights. We have not yet provided such an opinion. In the normal course of business we would not have expected to have done so until shortly before closing.

•	We must provide a letter from our auditor stating that we are current in our payments to the auditor, and no

Reid Hooper

March 23, 2009

disagreements exist between us and our auditor regarding accounting issues. We have not yet provided such a letter. In the normal course of business we would not have expected to have done so until shortly before closing.

•

We must be current in our payments to our transfer agent, and the transfer agent must agree to continue providing transfer agent services to us after closing. We are current in our payments to our transfer agent but have not yet asked the transfer agent to continue providing transfer agent services to us after closing. In the normal course of business we would not have expected to have done so until shortly before closing.

We believe that we are currently in compliance with the following conditions to closing:

•	We must have no unpaid tax liabilities. We know of no unpaid tax liabilities.
•	We must not be in violation of any federal, state or local laws in any material respect. We know of no violations of state, federal or local laws in any material respect.
•

We must not have issued or authorized the issuance of any additional equity securities, or securities convertible into equity securities, without the consent of Paragon. We have complied with this condition.

•

We must not engage in any business other than our current business, and must not have discontinued, divested or otherwise changed our current business without approval from Paragon. We have complied with this condition.

•

At closing, we must not have any liabilities on our balance sheet (except for scheduled liabilities disclosed to and acceptable to Paragon). As of the date of this Form 10/A, we have disclosed all of our liabilities to Paragon and Paragon has not objected to any of the liabilities we disclosed.

We have attempted to negotiate with Paragon over the termination and payment of the termination fee and note interest and principal, but so far we have been unsuccessful. We do not currently have the cash resources to pay these amounts, and if we are unsuccessful in negotiating a settlement with Paragon, it may jeopardize the continued existence of our Company.

I trust that the foregoing information completely responds to your comments. Please contact us through our attorney, Lee Polson (telephone 512.499.3626; fax 512.499.5719; email lee.polson@strasburger.com) if you have questions or require additional information.

Very truly yours,

Electronic Kourseware International, Inc.

/s/ Phillip Greer

By: Phillip Greer, Chief Executive Officer